SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2013

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: March 18, 2013	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

Contacts: In Taiwan Dr. S.K. Chen ChipMOS TECHNOLOGIES (Bermuda) LTD. +886-6-507-7712 s.k._chen@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS REPORTS FOURTH QUARTER AND FULL YEAR 2012 RESULTS

Full Year 2012 Highlights (as compared to the Full Year 2011):

•	Net Revenue Increased 5.5% to US$661.6 Million from US$626.9 Million

•	Gross Profit Increased to US$89.7 Million from US$55.0 Million

•	Gross Margin Improved to 13.6% from 8.8%

•	Net Earnings on a US GAAP Consolidated Basis was US$0.94 Per Basic and US$0.91 Per Diluted Share Compared to US$0.06 Per Basic and Diluted Share

•	Generated US$99.0 Million of Free Cash Flow in 2012

•	Balance of Cash and Cash Equivalents Increased to US$320.8 Million from US$253.3 Million

•	Reduced Net Debt By US$13.1 Million in 2012

•	Repurchased US$10.4 Million or 701 Thousand Shares in 2012

•	Declared and Paid First Annual Dividend of US$0.14 Per Share

Hsinchu, Taiwan, March 18, 2013 – ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (Nasdaq: IMOS) today reported unaudited consolidated financial results for the fourth quarter and full year ended December 31, 2012. All U.S. dollar figures in this release are based on the exchange rate of NT$29.05 against US$1.00 as of December 31, 2012.

Net revenue on a US GAAP basis for the fourth quarter of 2012 was NT$4,867.4 million or US$167.6 million, an increase of 5.6% from NT$4,608.8 million or US$158.7 million for the same period in 2011 and a decrease of 5.3% from NT$5,139.9 million or US$176.9 million in the third quarter of 2012.

Net income on a US GAAP basis for the fourth quarter of 2012 was NT$253.3 million or US$8.7 million, and NT$8.97 or US$0.31 per basic common share and NT$8.74 or US$0.30 per diluted common share, as compared to net income for the fourth quarter of 2011 of NT$29.1 million or US$1.0 million, and NT$1.08 or US$0.04 per basic common share and NT$1.07 or US$0.04 per diluted common share.

Under US GAAP, net revenue for the fiscal year ended December 31, 2012 was NT$19,220.5 million or US$661.6 million, an increase of 5.5% from NT$18,210.9 million or US$626.9 million for the fiscal year ended December 31, 2011. Under US GAAP, net income for the fiscal year ended December 31, 2012 was NT$750.6 million or US$25.8 million, and NT$27.32 or US$0.94 per basic and NT$26.52 or US$0.91 per diluted common share, compared to net income for the fiscal year ended December 31, 2011 was NT$46.1 million or US$1.6 million, and NT$1.73 or US$0.06 per basic and NT$1.71 or US$0.06 per diluted common share.

The unaudited consolidated financial results of ChipMOS for the year ended December 31, 2012 included the financial results of ChipMOS TECHNOLOGIES INC., ChipMOS U.S.A., Inc., MODERN MIND TECHNOLOGY LIMITED and its wholly-owned subsidiary ChipMOS TECHNOLOGIES (Shanghai) LTD., and ThaiLin Semiconductor Corp.

S.J. Cheng, Chairman and Chief Executive Officer of ChipMOS, said, “We accomplished a great amount in 2012, as we continued to drive the fundamental business improvements and capacity enhancements needed to secure our long-term success. We further executed on higher margin opportunities, including our leading position in the LCD driver assembly and test market, and growing share with the leading niche DRAM companies. At the same time, we maintained a disciplined CapEx approach. As a result, we expanded our full year 2012 net income by 16.3x after non-controlling interests as compared to 2011, and further strengthened our balance sheet. We ended 2012 with US$320.8 million in cash and cash equivalents, and improved our net debt to equity ratio to 0.1% as of December 31, 2012 compared to 22.6% at the end of 2011.”

S.K. Chen, Chief Financial Officer of ChipMOS, said, “Gross profit for the full year 2012 increased to US$89.7 million compared to US$55.0 million in 2011 resulting an expansion of our 2012 earnings, on the diluted common share basis, to US$0.91 per share from US$0.06 per share in 2011. For the full year 2012, our blended utilization rate was 76% compared to 75% in 2011. The improvement reflects the considerable growth in our LCD driver segment, which was up 9.3% for the full year 2012 compared to 2011, representing 23% of total revenue in 2012 compared to 22% in 2011. We continue to succeed by supporting and mutually growing with leaders in the LCD segment. We are also pleased with revenue growth in our bumping segment, which was up 25% for the full year 2012 compared to 2011, and represented 15% of total revenue compared to 13% in 2011. In addition to executing on our business strategy and financial management, we continue to pursue longer-term efforts to increase value for shareholders. For example, in 2012 we repurchased US$10.4 million or 701 thousand shares of ChipMOS common stock. We also paid our first annual dividend on December 18, 2012 of US$0.14 per share for a total cash cost of US$4.0 million. Finally, we continue to work with the local Taiwan Emerging Market regarding the potential Taiwan listing of our subsidiary, ChipMOS Taiwan, in Taiwan. We continue to view this as an excellent opportunity to better realize the inherent value of our company based on valuations of similar companies in our sector. This has been a long process that we expect to complete over the coming quarter. We have engaged an underwriter and are working to finalize the process in order to achieve an initial listing of shares on the Taiwan Emerging Market Exchange in 2Q13.”

Selected Operation Data

	4Q12		4Q11		FY12
Revenue by segment
Testing		29%		31%		29%
Assembly		31%		36%		33%
LCD Driver		24%		21%		23%
Bumping		16%		12%		15%

Utilization by segment
Testing		68%		62%		69%
Assembly		69%		80%		78%
LCD Driver		81%		73%		79%
Bumping		81%		75%		81%
Overall		74%		72%		76%

CapEx	US$	20.3 million	US$	15.1 million	US$	95.6 million
Testing		23%		32%		18%
Assembly		15%		10%		15%
LCD Driver		21%		47%		35%
Bumping		41%		11%		32%

Depreciation and amortization expenses (US GAAP)	US$	32.0 million	US$	48.7 million	US$	159.7 million

Condensed consolidated statements of cash flows	Year ended Dec. 31, 2012 US$ million	Year ended Dec. 31, 2011 US$ million
Net cash provided by (used in) operating activities	163.0	203.0
Net cash provided by (used in) investing activities	(89.3)	(111.9)
Net cash provided by (used in) financing activities	(5.6)	(84.8)
Effect of exchange rate changes on cash	(0.6)	1.1
Net increase (decrease) in cash and cash equivalents	67.5	7.4
Cash and cash equivalents at beginning of period	253.3	245.9
Cash and cash equivalents at end of period	320.8	253.3

Business Outlook

The Company expects revenue for 1Q13 to be lower by approximately 9% to 13%, as compared to 4Q12, reflecting typical seasonality in the industry related to Chinese New Year and normal customer demand patterns. The Company expects to slightly offset this typical softness with continued growth in its LCD driver and mixed-signal business. The Company expects 1Q13 gross margin on a consolidated basis to be in the range of approximately 10% to 14%. The Company anticipates depreciation and amortization expenses for 1Q13 to be approximately US$32 million. Operating expenses are expected to be approximately 6% to 7% of revenues in 1Q13. The Company projects CapEx spending to be approximately US$24 million in 1Q13, with CapEx spending for the full year 2013 to be approximately US$100.0 million compared to US$95.6 million for the full year 2012. ChipMOS achieved a net cash positive balance in January 2013 and expects to end 1Q13 with a net cash positive balance. Common shares at the end of 1Q13 are expected to be approximately 28.9 million.

Mr. Cheng continued, “We currently expect that 1Q13 revenue will be the bottom for the year, followed by sequential growth in each quarter of 2013 and revenue for the full year 2013 coming in higher than the full year 2012. We have high confidence in our outlook for the full year 2013 given several positive catalysts specific to our business, and the expected improvement in the broader DRAM, NAND flash and Mobil RAM market pricing. We are proud to have achieved a net cash positive balance in January 2013. This is the first time in the Company’s history and we expect to end 1Q13 with a net cash balance. ChipMOS is in an excellent market leadership and financial position allowing us to capture new growth opportunities. We continue to see higher demand related to smartphones, tablet PC and mobile applications. In order to meet higher customer demand levels in our LCD driver business, including bumping services, under our 2013 CapEx plan, our Board has approved a strategic investment to build an additional manufacturing facility with 8,000 wafers per month of 12-inch gold bump capacity. This would be in addition to our existing loading capacity of 16,000 wafers per month. We also plan to add assembly capacity for MEMS (Micro Electro Mechanical Systems), flip chip and WLCSP (Wafer Level Chip Scale Package) packaging, as well as certain LCD testing capacity. We are targeting to start bringing the additional capacity online by Q4 of 2013. Overall, with our strong customer portfolio and product mix, we have firmly established ChipMOS as one of the industry’s most important outsourced semiconductor assembly and testing services companies. We continue to focus on building on our position in key markets, including our LCD driver assembly and test business, improving our financial strength and increasing shareholder value.”

Investor Conference Call / Webcast Details

ChipMOS will review detailed fourth quarter and full year 2012 results on Monday, March 18, 2013 at 8:00AM ET (8:00PM, March 18, Taiwan time). The conference call-in number is +1-201-689-8562. A live webcast of the conference call will be available at ChipMOS’ website at http://www.chipmos.com. The playback is scheduled to be available in 2 hours after the conclusion of the conference call and will be accessible by dialing +1-858-384-5517, with confirmation ID number 408537.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (http://www.chipmos.com) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

– FINANCIAL TABLES FOLLOW BELOW –

ChipMOS TECHNOLOGIES (Bermuda) LTD.

UNAUDITED CONSOLIDATED INCOME STATEMENT

For the Three Months and the Year Ended December 31, 2012, 2011

Figures in Million of U.S. dollars (USD) (1)

Except for Per Share Amounts and Shares Outstanding

	ROC GAAP				US GAAP
	3 months ended		Year ended		3 months ended	Year ended
	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2012	Dec. 31, 2012
	USD	USD	USD	USD	USD	USD
Net Revenue	167.6	158.7	661.6	626.9	167.6	661.6
Cost of Revenue	142.1	144.2	572.8	569.7	141.5	571.9

Gross Profit (Loss)	25.5	14.5	88.8	57.2	26.1	89.7

Other Operating Income	—	—	—	—	0.8	4.2
Operating Expenses
Research and Development	4.3	3.7	17.0	14.1	4.3	17.0
Sales and Marketing	0.7	0.6	2.7	2.3	0.7	2.7
General and Administrative	5.5	5.9	21.5	22.4	4.9	20.0
Other Operating Expenses	—	—	—	—	0.9	4.2

Total Operating Expenses	10.5	10.2	41.2	38.8	10.8	43.9

Income (Loss) from Operations	15.0	4.3	47.6	18.4	16.1	50.0

Non-Operating Income (Expenses), Net	(5.7)	(8.7)	(16.0)	(15.7)	(5.6)	(15.9)

Income (Loss) before Income Tax	9.3	(4.4)	31.6	2.7	10.5	34.1
Income Tax Benefit (Expense)	(0.5)	1.5	(4.5)	(1.6)	(0.7)	(4.8)

Net Income (Loss)	8.8	(2.9)	27.1	1.1	9.8	29.3

Add: Net Loss (Income) Attributable to Noncontrolling Interests	(0.7)	1.5	(2.3)	(1.6)	(1.1)	(3.5)

Net Income (Loss) Attributable to ChipMOS	8.1	(1.4)	24.8	(0.5)	8.7	25.8

Earnings (Loss) Per Share Attributable to ChipMOS-Basic	0.29	(0.05)	0.90	(0.02)	0.31	0.94

Shares Outstanding (in thousands)-Basic	28,236	26,920	27,477	26,590	28,236	27,477

Net Income (Loss) Attributable to ChipMOS -Diluted	8.1	(1.4)	24.8	(0.5)	8.7	25.8

Earnings (Loss) Per Share Attributable to ChipMOS-Diluted	0.28	(0.05)	0.88	(0.02)	0.30	0.91

Shares Outstanding (in thousands)-Diluted	28,977	26,920	28,305	26,590	28,977	28,305

Note:

(1)

All U.S. dollar figures in this release are based on the exchange rate of NT$29.05 against US$1.00 as of Dec. 31, 2012. The convenience translation should not be construed as representations that the NT dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

UNAUDITED CONSOLIDATED INCOME STATEMENT

For the Three Months and the Year Ended December 31, 2012, 2011

Figures in Million of NT dollars (NTD)

Except for Per Share Amounts and Shares Outstanding

	ROC GAAP				US GAAP
	3 months ended		Year ended		3 months ended	Year ended
	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2012	Dec. 31, 2012
	NTD	NTD	NTD	NTD	NTD	NTD
Net Revenue	4,867.4	4,608.8	19,220.5	18,210.9	4,867.4	19,220.5
Cost of Revenue	4,126.6	4,189.5	16,638.5	16,549.2	4,109.5	16,613.1

Gross Profit (Loss)	740.8	419.3	2,582.0	1,661.7	757.9	2,607.4

Other Operating Income	—	—	—	—	22.4	120.6
Operating Expenses
Research and Development	122.8	106.1	492.8	409.8	122.8	492.8
Sales and Marketing	21.1	18.1	78.4	66.5	21.1	78.4
General and Administrative	160.4	171.2	625.6	651.9	142.5	582.8
Other Operating Expenses	—	—	—	—	24.9	122.0

Total Operating Expenses	304.3	295.4	1,196.8	1,128.2	311.3	1,276.0

Income (Loss) from Operations	436.5	123.9	1,385.2	533.5	469.0	1,452.0

Non-Operating Income (Expenses), Net	(164.4)	(253.0)	(464.4)	(455.8)	(162.3)	(461.1)

Income (Loss) before Income Tax	272.1	(129.1)	920.8	77.7	306.7	990.9
Income Tax Benefit (Expense)	(15.9)	43.4	(131.5)	(45.5)	(20.8)	(140.5)

Net Income (Loss)	256.2	(85.7)	789.3	32.2	285.9	850.4

Add: Net Loss (Income) Attributable to Noncontrolling Interests	(21.5)	45.8	(67.5)	(47.4)	(32.6)	(99.8)

Net Income (Loss) Attributable to ChipMOS	234.7	(39.9)	721.8	(15.2)	253.3	750.6

Earnings (Loss) Per Share Attributable to ChipMOS-Basic	8.31	(1.48)	26.27	(0.57)	8.97	27.32

Shares Outstanding (in thousands)-Basic	28,236	26,920	27,477	26,590	28,236	27,477

Net Income (Loss) Attributable to ChipMOS -Diluted	234.7	(39.9)	721.8	(15.2)	253.3	750.6

Earnings (Loss) Per Share Attributable to ChipMOS-Diluted	8.10	(1.48)	25.50	(0.57)	8.74	26.52

Shares Outstanding (in thousands)-Diluted	28,977	26,920	28,305	26,590	28,977	28,305

ChipMOS TECHNOLOGIES (Bermuda) LTD.

UNAUDITED CONSOLIDATED BALANCE SHEET

As of Dec. 31, Sep. 30, 2012 and Dec. 31, 2011

Figures in Million of U.S. dollars (USD) (1)

	ROC GAAP			US GAAP
	Dec. 31, 2012	Sep. 30, 2012	Dec. 31, 2011	Dec. 31, 2012	Sep. 30, 2012	Dec. 31, 2011
	USD	USD	USD	USD	USD	USD
ASSETS
Cash and Cash Equivalents	320.8	259.5	253.3	320.8	259.5	253.3
Accounts and Notes Receivable	137.6	149.2	126.4	137.6	149.2	126.4
Inventories	58.1	61.6	52.8	58.1	61.6	52.8
Other Current Assets	18.4	25.5	18.1	18.4	25.5	17.9

Total Current Assets	534.9	495.8	450.6	534.9	495.8	450.4

Long-Term Investments	0.4	1.3	1.3	0.4	1.3	1.3

Property, Plant & Equipment-Net	416.8	429.0	478.4	401.1	414.2	464.8
Intangible Assets	6.2	3.3	3.5	3.2	3.3	3.5
Other Assets	31.4	33.3	39.7	33.7	35.7	42.6

Total Assets	989.7	962.7	973.5	973.3	950.3	962.6

LIABILITIES
Current Liabilities
Short-Term Loans	12.6	20.2	18.8	12.6	20.2	18.8
Current Portion of Long-Term Debts	76.7	75.8	23.5	76.7	75.8	23.5
Accounts Payable and Payables to Contractors and Equipment Suppliers	47.3	53.2	53.2	47.3	53.2	53.2
Other Current Liabilities	62.2	58.6	66.6	62.2	58.6	66.6

Total Current Liabilities	198.8	207.8	162.1	198.8	207.8	162.1
Long-Term Liabilities
Long-Term Debts	232.0	217.1	292.1	232.0	217.1	292.1
Long-Term Deferred Revenue	3.2	3.1	3.3	3.2	3.1	3.3
Other Liabilities	6.0	0.2	0.2	16.5	11.0	13.2

Total Liabilities	440.0	428.2	457.7	450.5	439.0	470.7

EQUITY
Shareholders’ Equity
Capital Stock	1.3	1.4	1.3	1.3	1.4	1.3
Capital Surplus	398.8	397.0	523.3	384.9	383.3	510.1
Retained Earnings (Accumulated Loss)	18.3	16.7	(130.4)	21.8	19.6	(127.9)
Treasury Stock	(21.9)	(34.9)	(31.8)	(21.9)	(34.9)	(31.8)
Cumulated Translation Adjustments	14.4	14.4	15.0	14.4	14.4	15.0
Unrecognized Pension Cost	(1.5)	—	—	(12.8)	(8.1)	(8.1)

Total Shareholders’ Equity	409.4	394.6	377.4	387.7	375.7	358.6

Noncontrolling Interests	140.3	139.9	138.4	135.1	135.6	133.3

Total Equity	549.7	534.5	515.8	522.8	511.3	491.9

Total Liabilities & Equity	989.7	962.7	973.5	973.3	950.3	962.6

Note:

(1)

All U.S. dollar figures in this release are based on the exchange rate of NT$29.05 against US$1.00 as of Dec. 31, 2012. The convenience translation should not be construed as representations that the NT dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

UNAUDITED CONSOLIDATED BALANCE SHEET

As of Dec. 31, Sep. 30, 2012 and Dec. 31, 2011

Figures in Million of NT dollars (NTD)

	ROC GAAP			US GAAP
	Dec. 31, 2012	Sep. 30, 2012	Dec. 31, 2011	Dec. 31, 2012	Sep. 30, 2012	Dec. 31, 2011
	NTD	NTD	NTD	NTD	NTD	NTD
ASSETS
Cash and Cash Equivalents	9,319.0	7,537.3	7,357.9	9,319.0	7,537.3	7,357.9
Accounts and Notes Receivable	3,997.2	4,333.5	3,672.2	3,997.2	4,333.5	3,672.2
Inventories	1,687.9	1,788.5	1,533.9	1,688.8	1,789.2	1,534.9
Other Current Assets	534.0	741.9	527.2	534.0	741.9	521.0

Total Current Assets	15,538.1	14,401.2	13,091.2	15,539.0	14,401.9	13,086.0

Long-Term Investments	11.6	39.1	39.1	11.6	39.1	39.1

Property, Plant & Equipment-Net	12,108.0	12,463.8	13,896.1	11,652.9	12,032.7	13,501.0
Intangible Assets	178.9	94.8	100.5	94.3	94.8	100.5
Other Assets	912.8	967.1	1,154.2	977.7	1,037.0	1,237.6

Total Assets	28,749.4	27,966.0	28,281.1	28,275.5	27,605.5	27,964.2

LIABILITIES
Current Liabilities
Short-Term Loans	366.5	585.9	546.9	366.5	585.9	546.9
Current Portion of Long-Term Debts	2,227.8	2,202.8	684.0	2,227.8	2,202.8	684.0
Accounts Payable and Payables to Contractors and Equipment Suppliers	1,374.7	1,545.3	1,546.2	1,374.7	1,545.3	1,546.2
Other Current Liabilities	1,806.6	1,702.4	1,935.1	1,806.6	1,702.4	1,935.1

Total Current Liabilities	5,775.6	6,036.4	4,712.2	5,775.6	6,036.4	4,712.2
Long-Term Liabilities
Long-Term Debts	6,739.9	6,305.0	8,484.3	6,739.9	6,305.0	8,484.3
Long-Term Deferred Revenue	89.4	89.9	95.3	89.4	89.9	95.3
Other Liabilities	175.4	6.5	6.0	480.3	319.6	383.5

Total Liabilities	12,780.3	12,437.8	13,297.8	13,085.2	12,750.9	13,675.3

EQUITY
Shareholders’ Equity
Capital Stock	39.0	39.7	39.0	39.0	39.7	39.0
Capital Surplus	11,583.9	11,533.6	15,201.4	11,181.5	11,139.1	14,817.4
Retained Earnings (Accumulated Loss)	531.8	485.4	(3,787.4)	633.8	568.8	(3,714.2)
Treasury Stock	(635.7)	(1,012.7)	(924.8)	(635.7)	(1,012.7)	(924.8)
Cumulated Translation Adjustments	416.9	417.0	433.9	416.9	417.0	433.9
Unrecognized Pension Cost	(42.7)	—	—	(372.8)	(235.6)	(235.6)

Total Shareholders’ Equity	11,893.2	11,463.0	10,962.1	11,262.7	10,916.3	10,415.7

Noncontrolling Interests	4,075.9	4,065.2	4,021.2	3,927.6	3,938.3	3,873.2

Total Equity	15,969.1	15,528.2	14,983.3	15,190.3	14,854.6	14,288.9

Total Liabilities & Equity	28,749.4	27,966.0	28,281.1	28,275.5	27,605.5	27,964.2